SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2026

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Change in Auditors

Dr. Reddy’s Laboratories Limited (the “Company”) is furnishing this current report on Form 6-K to report a change in its auditors.

Under the Indian Companies Act, 2013 (the “Companies Act’’) and the rules made thereunder, an Indian company such as the Company is required to have their financial statements audited annually by auditors for purposes of ensuring compliance with Indian Accounting Standards and certain other Indian laws (sometimes referred to as “statutory auditors”). Under Section 139 of the Companies Act, Indian companies must rotate their current statutory auditors once the auditors have completed the maximum term permitted under the said regulation. Therefore, the Company's Audit Committee and the Board on May 12, 2026, recommended the appointment of Deloitte Haskins & Sells, LLP (“Deloitte”) as the new statutory auditors of the Company. Deloitte will hold office for a period of 5 (five) consecutive years from the conclusion of the 42nd Annual General Meeting of the Company until the conclusion of the 47th Annual General Meeting, subject to the approval of shareholders of the Company.

To align with the above, and based upon the recommendation of the Audit Committee, the Board of Directors of the Company in its meeting held on July 22, 2026, approved the appointment of Deloitte as the Independent Registered Public Accounting Firm of the Company for purposes of auditing the financial statements of the Company to be included in the Company’s Annual Report on Form 20-F and reviewing the interim financial statements to be filed with the U.S. Securities and Exchange Commission on Form 6-K. Ernst & Young Associates LLP (“EY”) was the Company's Independent Registered Public Accounting Firm through the completion of the audit for the year ended March 31, 2026 and the interim review for the three months period  ended June 30, 2026.

In addition, in accordance with disclosure requirements under SEC regulations, the following may be noted:

a)

The audit reports of EY on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2026 and 2025 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

b)

During the fiscal years ended March 31, 2026 and 2025 and during the period from April 1, 2026 through the date hereof, there were (i) no “disagreements” with EY, as such term is used in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), and defined in Instruction 4 to Item 16F over any matters with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no “reportable events,” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

c)

During the fiscal years ended March 31, 2026 and 2025 and during the period from April 1, 2026 through the date hereof, neither the Company nor anyone acting on the Company’s behalf consulted Deloitte regarding either:

o

the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company; or

o	any matter that was the subject of a disagreement as defined in Item 16F(a)(l)(iv) of Form 20-F and the related instructions or a "reportable event" as described in Item 16F(a)(l)(v) of Form 20-F.

The Company provided EY with a copy of this foregoing disclosure and requested that EY furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the above statements, and, if not, stating the respects in which it does not agree. A copy of EY’s letter is furnished as Exhibit 15.3 to this Form 6-K.The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending March 31, 2027 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate this report on Form 6-K, including Exhibit 15.3, by reference to its Form 20-F to the extent necessary to satisfy such reporting obligations. The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Nos. 333-101013, 333-141072 and 333-227193) that were filed with the U.S. Securities and Exchange Commission.

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EXHIBITS

Exhibit Number	Description of Exhibits

15.3	Letter from Ernst & Young Associates LLP to the U.S. Securities and Exchange Commission dated July 23, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: July 23, 2026	By:	/s/ K Randhir Singh
		Name:	K Randhir Singh
		Title:	Company Secretary

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